04002586

JRITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

3/8

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 13801

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dreyfus Service Corporation

.C.
MAR 1 2004
503

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Verity III — (Area Code – Telephone No.) 212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG Peat Marwick

757 3rd Avenue	New York, New York		10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accou supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

05

OATH OR AFFIRMATION

I, William H. Maresca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dreyfus Service Corporation as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Signature

Title Chief Financial Officer

Notary Public

DENISE SEPULVEDA
Notary Public, State of New York
No. 01SE4935025
Qualified in Richmond County
Commission Expires 6/20/06

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a statement concerning exemption.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none Is required.
- [X] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (m) An Oath or Affirmation
- [ ] (n) A Copy of the SIPC Supplemental Report
- [ ] (o) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (p) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

DREYFUS SERVICE CORPORATION AND SUBSIDIARY COMPANIES

Consolidated Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

DREYFUS SERVICE CORPORATION AND SUBSIDIARY COMPANIES

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Stockholder and Board of Directors
Dreyfus Service Corporation:

We have audited the accompanying consolidated statement of financial condition of Dreyfus Service Corporation and subsidiary companies (the Company) (a wholly owned subsidiary of The Dreyfus Corporation) as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dreyfus Service Corporation and Subsidiary Companies at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 12, 2004

DREYFUS SERVICE CORPORATION AND SUBSIDIARY COMPANIES

Consolidated Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents – note 1	$	37,669,000
Trading securities – at market value – note 1		11,099,000
Secured Demand note – note 4		170,000,000
Receivables:		
From related investment companies and affiliates – notes 7 and 11(a)		28,844,000
Other		12,410,000
Total receivables		41,254,000
Investment in leveraged leases – note 9		92,211,000
Fixed assets, at cost, less accumulated depreciation and amortization – note 5		5,329,000
Deferred sales commissions – note 6		39,639,000
Goodwill and other intangibles – notes 1 and 2		18,272,000
Other assets		6,337,000
Total assets	$	421,810,000

Liabilities and Stockholder's Equity

Liabilities:		
Deferred income taxes, net – note 7	$	87,755,000
Interest payable due to affiliate – note 4		3,428,000
Due to related affiliates – note 11 (b)		38,043,000
Sundry liabilities and accrued expenses		37,129,000
Total liabilities		166,355,000
Subordinated debt – note 4		170,000,000
Stockholder's equity – note 12:		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		1,065,737,000
Accumulated deficit		(980,282,000)
Total stockholder's equity		85,455,000
Commitments and other matters – notes 8, 9, 10 , 11, 13, and 15		
Total liabilities and stockholder's equity	$	421,810,000

See accompanying notes to consolidated statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Dreyfus Service Corporation (the Company), a registered broker-dealer, is a wholly owned subsidiary of The Dreyfus Corporation (the Corporation), which is a wholly owned subsidiary of Mellon Bank, N.A., which is a wholly owned subsidiary of Mellon Financial Corporation (MFC). Company provides various investment product related services for a fee as follows:

1. Distribution and sales agency for mutual funds sponsored/administered by the Corporation and variable annuity products issued through insurance carriers; and
2. Sales and marketing of various Separate Account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations; and
3. Introducing brokerage services which are cleared with Pershing LLC, member NYSE/SIPC, a BNY Securities Group Co., on a fully disclosed basis.

Commission income on the sale of mutual funds and securities are recorded on a trade date basis.

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiaries, MBSC, LLC (MBSC), Lighthouse Growth Advisors, LLC (LGA) and Boston Safe Advisors, Inc. (BSA). All significant intercompany accounts and transactions have been eliminated in consolidation

(b) Preparation of Statement of Financial Condition

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include, time deposits in the amount of $23,724,000 at Mellon Bank, N.A. and an investment of $11,977,000 in Dreyfus Institutional Prime Money Market Fund, a related money market investment company. The carrying amount reported in the statement of financial condition for cash and cash equivalents approximates fair value.

(d) Trading Securities

Trading securities, consist primarily of municipal obligations at December 31, 2003, are carried at market value in accordance with practices in the brokerage industry; unrealized gains and losses are included in operations. Purchases and sales of trading securities are recorded on a trade-date basis; realized gain and loss thereon are recorded on an identified-cost basis.

(Continued)

(e) ***Goodwill and Other Intangibles***

Goodwill is assessed annually for possible impairment in accordance with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*. Identified intangible assets with useful lives are amortized using straight-line and accelerated amortization methods over their respective estimated useful lives. Identified intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

(2) Goodwill and Other Intangible Assets

The Company acquired intangible assets and goodwill as a result of acquiring substantially all of the separate accounts business and mid-cap business of Ashland in 2002. A fair value of approximately $1.5 million was recorded for the customer-base intangible asset, with an estimated life of 5 years. Additionally, a fair value of $500,000 was recorded for the intellectual property based intangible asset with an estimated life of 3 years.

The following table summarizes acquired Intangibles and goodwill (000's omitted):

	Gross carrying amount	Accumulated amortization
Acquired intangible assets-subject to amortization:		
Customer contracts	$ 1,546	(361)
Intellectual property	500	(194)
	2,046	(555)
Goodwill acquired *	16,781	—
	$ 18,827	(555)

* No charges for goodwill impairment were recognized during the year ended December 31, 2003. Changes in Goodwill acquired were due to purchase price adjustments.

(3) Summarized Financial Information of Consolidated Subsidiaries

MBSC, a registered broker-dealer, acts as an introducing broker-dealer, clearing trades on a fully disclosed basis through an arrangement with Pershing LLC, Member NYSE/SIPC, a BNY Securities Group Co.

The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers, namely, Pershing, Jefferies & Co., ITG, Bear, Stearns Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., UBS Warburg LLC, Deutsche Bank Securities, Citigroup Global Markets, Inc. (formerly Salomon Smith Barney, Inc.), Credit Lyonnais Securities and Weedon & Co, LLC.

BSA manages equities, bonds and balanced portfolios as a sub-adviser in various Wrap programs as well as separate accounts for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations.

LGA provides investment management services for the separate accounts division acquired from Ashland.

The following presents summarized financial information for the Company's wholly owned subsidiaries (000's omitted):

		LGA	MBSC	BSA
As of December 31, 2003:				
Cash and cash equivalents	$	1,252	12,881	5,844
Goodwill and other intangibles, net		18,272	—	—
Total assets		20,488	14,686	6,334
Due to related affiliates		100	661	166
Total liabilities		1,167	1,656	167

(4) Subordinated Debt

Liabilities subordinated to the claims of general creditors were $170,000,000 at December 31, 2003. Such liabilities bear interest at the 3-month LIBOR rate plus 62.5 bps and mature on December 31, 2004. Interest on the subordinated debt is payable at the time of maturity.

The liabilities were incurred following the contribution of a non-interest bearing secured demand note from MBNA during 2000. The original maturity date has been extended until December 31, 2004. The secured demand note is collateralized with marketable securities having a fair market value of $232,689,000. The subordinated borrowings are covered by agreements approved by the NASD, Inc. and qualify as equity noncapital in computing net capital under the Securities and Exchange Commission uniform net capital rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(5) Fixed Assets

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the respective terms of the leases.

The major classifications of fixed assets at December 31, 2003 are as follows (000's omitted):

Furniture, fixtures, and equipment	$	9,541
Leasehold improvements		16,809
		26,350
Less accumulated depreciation and amortization		(21,021)
Fixed assets, net	$	5,329

(6) Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. These funds offer Class A shares, which are sold with a sales charge imposed at the time of purchase. Class B and C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class B and C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (Rule 12b-1 Plan).

Sales commissions advanced by the Company are amortized over the investment-aging period of each Class (six years for Class B shares and one year for Class C shares). This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class B and C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-1 Plan.

The funds' Rule 12b-1 Plan is subject to annual review by the funds' respective Boards. Any CDSC received by the Company is recorded as income. This income is offset with a charge to operations for the write-off of the unamortized deferred sales commissions associated with the redemptions for the period.

(7) Federal, State, and Local Income Taxes

The Company has been advised by MFC that it intends to file a consolidated federal income tax return, consistent with the procedures followed in prior years, which will include the operations of the Company.

In addition, the Company has been advised by the Corporation that it intends to file combined state and local income tax returns, consistent with the procedures followed in prior years, which will include the operations of the Company, the Corporation and certain related affiliates (the combined group).

All participants in the combined income tax returns are severally liable for the full amount of any tax payable by the combined group. In accordance with MFC's Tax Allocation Policy and Tax Sharing Agreement, the provision for federal, state and local income taxes is calculated on a separate return basis except for tax benefits of current year losses. Tax credits and tax benefit carryforwards are recorded only to the extent they would be used to reduce consolidated federal and combined state and local income tax expense.

Current federal income taxes are remitted quarterly to or from MFC, which then makes the estimated payments to the Internal Revenue Service from such remittances.

(Continued)

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows (000's omitted):

Deferred tax assets:		
Depreciation and amortization of fixed assets	$	4,814
Deferred compensation		4,089
Other		982
Total gross deferred tax assets		9,885
Deferred tax liabilities:		
Leveraged leases		(89,789)
Deferred sales commissions		(6,083)
Other		(1,768)
Total gross deferred tax liabilities		(97,640)
Net deferred tax liability	$	(87,755)

The Company determined that it was not required to establish a valuation allowance for deferred tax assets since it is likely that the deferred tax assets will be realized through utilization of the Company's operations to reduce consolidated Federal and combined state and local income tax expense.

(8) Employees' Benefit Plans

The Mellon Bank Retirement Plan covers the employees of the Company. Employees' payroll deductions into the Mellon 401(k) Retirement Savings Plan are matched by MFC's contribution of common stock, at the rate of $0.65 on the dollar, up to 6% of the employees' base salary.

(9) Leveraged Leases

The Company is the lessor in several leveraged lease agreements entered into during 1997 and 1996 under which railroad cars and jet aircrafts were leased for periods between 16.5 and 25 years.

The equity investments in the railroad cars and jet aircrafts represent the net purchase price, with the remaining funds being furnished by third-party financing in the form of long-term debt, which provides for no recourse against the Company and is secured by a first lien on the related property. At the end of the lease term, the equipment reverts back to the Company. For federal, state and local income tax purposes, the Company receives the benefits of tax deductions for depreciation on the entire leased asset and for interest on the long-term debt.

(Continued)

The Company's future rentals on leveraged leases, net of reserve, as of December 31, 2003 are as follows (000's omitted):

		Amount
Year ending December 31:		
2004	$	18,285
2005		18,988
2006		19,757
2007		19,677
2008		19,671
Later years		165,382
Total net future rentals	$	261,760

The Company's net investment in leveraged leases as of December 31, 2003 is comprised of the following (000's omitted):

Rentals receivable (net of principal and interest on the nonrecourse debt of $226,747)	$	36,895
Add estimated residual value of leased assets		84,952
Deferred fees, net		501
Less unearned and deferred revenue		(28,255)
Reserve for lease losses		(1,882)
Investment in leveraged leases		92,211
Net deferred taxes arising from leveraged leases		(89,789)
Net investment in leveraged leases	$	2,422

(10) Minimum Lease Commitments

Future minimum payments, by year and in the aggregate, under noncancelable operating leases (premises) with initial or remaining terms of one year or more consisted of the following at December 31, 2003 (000's omitted):

		Amount
Year ending December, 31:		
2004	$	8,153
2005		3,434
2006		2,529
2007		2,104
2008		1,561
2009-2011*		46
	$	17,827

(Continued)

* There are no rental commitments beyond 2011.

(11) Related Party Transactions

(a) Under various service plans adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Company receives fees from certain funds advised and/or administered by the Corporation. Such fees are for promoting the sale of these funds, and for providing ongoing personal services relating to shareholder accounts and the maintenance of such shareholder accounts. The fees from these funds are based on their respective average daily net assets.

(b) The Company has been billed for its share of certain expenses incurred by related affiliates on its behalf. These expenses include services such as payroll, human resources, information systems, legal and accounting. In addition, expenses of the Company have been reduced during the year for reimbursements received primarily from its related affiliates for costs incurred by the Company on their behalf. These costs include services such as payroll, administration, and accounting.

(12) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. Net capital may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $31,779,000, which was $26,713,000 in excess of its required net capital of $5,066,000.

The Company's ratio of aggregate indebtedness to net capital was 2.39 to 1. Such ratio, as defined, shall not exceed 15 to 1. The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(13) Retirement of Long-Term Debt

During the fourth quarter of 2003 the Company exercised its option to terminate the outstanding debt associated with taxable industrial revenue bond financings for the costs of acquiring and/or leasing, installing, maintaining, repairing and servicing project facilities of the Company or its affiliates, which are located at EAB Plaza, Uniondale, New York, pursuant to a lease agreement dated as of March 19, 1993 between the Nassau County Industrial Development Agency (the Agency) and the Company.

(14) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the consolidated financial position and results of operations of the Company.

(Continued)

(15) Subsequent Event

In an effort to increase operational efficiencies, the Company expects to receive a tax-free contribution from the Corporation in March 2004 in the form of all of the outstanding stock of Cornice Holdings, Inc. (Cornice) valued at approximately $239,000,000. Cornice and its wholly owned subsidiary, Founders Asset Management, LLC (Founders) is currently positioned as a direct subsidiary of Mellon Bank, N. A. Founders is a registered investment adviser whose primary business consists of providing investment management services to the Dreyfus Founders mutual funds, sub-advised funds and private clients.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Stockholder and Board of Directors
Dreyfus Service Corporation:

In planning and performing our audit of the consolidated financial statements of Dreyfus Service Corporation and subsidiary companies (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a–13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 12, 2004